(d)(3)(ii)

August 1, 2015

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”) and Voya Investment Management Co. LLC (“Voya IM”) are parties to a Sub-Advisory Agreement dated November 18, 2014 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.3825%, 0.2925%, and 0.315% as a percentage of average daily net assets of Voya Emerging Markets Corporate Debt Fund, Voya Emerging Markets Hard Currency Debt Fund, and Voya Emerging Markets Local Currency Debt Fund, respectively (each a “Fund,” and collectively, the “Funds”). By this letter dated August 1, 2015, Voya IM voluntarily waives the annual sub-advisory fee that it is entitled to receive as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from August 1, 2015 through August 1, 2016 for each Fund, such that the new sub-advisory fee rate is 0.00% for each Fund.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

[Remainder of this page intentionally left blank]

August 1, 2015

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President